EXHIBIT 99.6

Certificate of Arrangement Canada Business Corporations Act	Certificat d’arrangement Loi canadienne sur les sociétés par actions

NEXEN INC.	839107-6

Corporate name(s) of CBCA applicants / Dénomination(s) sociale(s) de la ou des sociétés LCSA requerantes	Corporation number(s) / Numéro(s) de la ou des sociétés

I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the Canada Business Corporations Act.	JE CERTIFIE que l’arrangement mentionné dans les clauses d’arrangement annexées a pris effet en vertu de l’article 192 de la Loi canadienne stir les sociétés par actions.

/s/ Marcie Girouard

Marcie Girouard
Director / Directeur

2013-02-25
Date of Arrangement (YYYY-MM-DD) Date de l’arrangement (AAAA-MM-JJ)

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement or Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of July 23, 2012 among the Parent, the Purchaser and the Company (including the Schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting by Common Shareholders.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta or Beijing, People’s Republic of China or Luxembourg.

“Canadian Equivalent of the Consideration per Common Share” means the amount in the Canadian dollar equivalent of the Consideration per Common Share on the basis of the noon United States to Canadian dollar exchange rate on the date that is three Business Days immediately preceding the Effective Date as reported by the Bank of Canada.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Common Shareholders” means the registered and/or beneficial holders of Common Shares, as the context requires.

“Common Shares” means the common shares in the capital of the Company.

“Company” means Nexen Inc., a corporation incorporated under the laws of Canada.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Meeting” means the special meeting of Common Shareholders and Preferred Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and the Preferred Shareholder Resolution.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Stock Option Plan and shall include, for greater certainty, any options with performance conditions issued under the Stock Option Plan.

“Company Securityholders” means, collectively, the Common Shareholders, the Preferred Shareholders, the holders of Company Options, the holders of DSUs, the holders of STARS and the holders of RSUs.

“Consideration” means U.S.$27.50 in cash per Common Share, without interest, and $26.00 in cash per Preferred Share (together with an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the Effective Date), without interest, as applicable.

“Court” means the Court of Queen’s Bench of Alberta, or other court as applicable.

“Depositary” means such Person as the Purchaser may appoint to act as depositary for the Common Shares and the Preferred Shares in relation to the Arrangement, with the approval of the Company, acting reasonably.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Common Shareholder or registered Preferred Shareholder, as applicable, who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares or Preferred Shares, as applicable, in respect of which Dissent Rights are validly exercised by such registered Common Shareholder or registered Preferred Shareholder.

“DSU Plan 1” means the Company’s amended and restated deferred share unit plan 1 - base compensation alternative for non-executive directors effective as of July 1, 2001, as amended and restated July 17, 2011.

“DSU Plan 2” means the Company’s deferred share unit plan 2 - long term incentive plan for non-executive directors effective as of October 16, 2003.

“DSUs” means the outstanding deferred share units issued under the DSU Plan 1 and the DSU Plan 2.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Letter of Transmittal” means the letter of transmittal sent to holders of Common Shares or Preferred Shares, as applicable, for use in connection with the Arrangement.

“Parent” means CNOOC Limited, a corporation incorporated under the laws of Hong Kong with limited liability.

“Parties” means the Company, the Parent and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 5.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Preferred Shareholder Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting by Preferred Shareholders.

“Preferred Shareholders” means the registered and/or beneficial holders of Preferred Shares, as the context requires.

“Preferred Shares” means the second series of preferred shares designated as “Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2” in the capital of the Company, as constituted on the date hereof.

“Purchaser” means CNOOC Canada Holding Ltd., a corporation incorporated under the laws of Canada.

“Rights Plan” means the amended and restated shareholder rights plan agreement between the Company and CIBC Mellon Trust Company, as rights agent, dated as of April 27, 2011.

“RSU Plan” means the Company’s restricted share unit plan as amended and restated effective as of February 15, 2012.

“RSUs” means the restricted share units issued under the RSU Plan and shall include, for greater certainty, any performance share units issued under the RSU Plan.

“STARs” means the stock appreciation rights issued under the STARS Plan and shall include, for greater certainty, any STARs with performance conditions issued under the STARS Plan.

“STARs Plan” means the Company’s stock appreciation rights plan effective July 13, 2001, as amended December 4, 2006.

“Stock Option Plan” means the Company’s stock option plan effective February 27, 1998, as amended December 15, 1998, September 15, 1999, April 17, 2000, May 2, 2001, May 6, 2003, July 1, 2004 (at which time it was renamed the “Tandem Option Plan”) and June 30, 2007.

“Tax Act” means the Income Tax Act (Canada).

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)
Headings, etc.  The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)
Certain Phrases, etc.  The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)
Statutes.  Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)
Computation of Time.  A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.  If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time, Calgary, Alberta.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Parent, the Purchaser, the Company, all holders and beneficial owners of Common Shares, Preferred Shares, Company Options, DSUs, RSUs and STARs, including

Dissenting Holders, the register and transfer agent of the Company, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

2.3	Arrangement

At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at five minute intervals starting at the Effective Time:

(a)	notwithstanding the terms of the Rights Plan, the Rights Plan shall be terminated and all rights issued pursuant to the Rights Plan shall be cancelled without any payment in respect thereof;

(b)
each Company Option outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the Stock Option Plan, shall be deemed to be unconditionally vested and exercisable, and such Company Option shall, without any further action by or on behalf of a holder of Company Options, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which: (i) the Consideration per Common Share, in respect of each Company Option with an exercise price denominated in U.S.  dollars; or (ii) the Canadian Equivalent of the Consideration per Common Share in respect of each Company Option with an exercise price denominated in Canadian dollars, exceeds the exercise price of such Company Option, in each case, less applicable withholdings, and such Company Option shall immediately be cancelled and, for greater certainty, where such amount is a negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such Company Option any amount in respect of such Company Option;

(c)
each DSU or RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the DSU Plan 1, the DSU Plan 2 or the RSU Plan, as applicable, shall, without any further action by or on behalf of a holder of DSUs or RSUs, be deemed to be assigned and transferred by such holder to the Company in exchange for:  (i) a cash payment from the Company equal to the Consideration per Common Share in respect of each ‘DSU or RSU denominated in U.S. dollars; or (ii) a cash payment from the Company equal to the Canadian Equivalent of the Consideration per Common Share in respect of each DSU or RSU denominated in Canadian dollars, in each case, less applicable withholdings, and each such DSU or RSU shall immediately be cancelled;

(d)
each STAR outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the STARS Plan, shall, without any further action by or on behalf of a holder of STARs, be deemed to be assigned and transferred by such holder to the Company in exchange for a cash payment from the Company equal to the amount (if any) by which: (i) the Consideration per Common Share, in respect of each STAR with an exercise price denominated in U.S.  dollars; or (ii) the Canadian Equivalent of the Consideration per Common

Share in respect of each STAR with an exercise price denominated in Canadian dollars, exceeds the exercise price of such STAR, in each case, less applicable withholdings, and such STAR shall immediately be cancelled and, for greater certainty, where such amount is a negative, neither the Company nor the Purchaser shall be obligated to pay the holder of such STAR any amount in respect of such STAR;

(e)
(i) each holder of Company Options, DSUs, RSUs or STARs shall cease to be a holder of such Company Options, DSUs, RSUs or STARs, (ii) such holder’s name shall be removed from each applicable register, (iii) the Stock Option Plan, the DSU Plan 1, the DSU Plan 2, the RSU Plan and the STARS Plan and all agreements relating to the Company Options, DSUs, RSUs and STARs shall be terminated and shall be of no further force and effect, and (iv) such holder shall thereafter have only the right to receive the consideration to which they are entitled pursuant to Section 2.3(b), Section 2.3(c) and Section 2.3(d) at the time and in the manner specified in Section 2.3(b), Section 2.3(c) and Section 2.3(d);

(f)
each of the Common Shares or Preferred Shares held by Dissenting Holders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Purchaser (free and clear of all Liens) in consideration for a debt claim against the Purchaser for the amount determined under Article 3, and:

(i)
such Dissenting Holders shall cease to be the holder of such Common Shares or Preferred Shares, as applicable, and to have any rights as holders of such Common Shares or Preferred Shares, as applicable, other than the right to be paid fair value for such Common Shares or Preferred Shares, as applicable, as set out in Section 3.1;

(ii)
such Dissenting Holders’ names shall be removed as the holders of such Common Shares or Preferred Shares, as applicable, from the registers of Common Shares and Preferred Shares, as applicable, maintained by or on behalf of the Company; and

(iii)
the Purchaser shall.  be deemed to be the transferee of such Common Shares and Preferred Shares, as applicable, free and clear of all Liens, and shall be entered in the registers of Common Shares and Preferred Shares, as applicable, maintained by or on behalf of the Company;

(g)
each Common Share outstanding immediately prior to the Effective Time, other than Common Shares held by a Dissenting Holder who has validly exercised such holder’s Dissent Right, shall, without any further action by or on behalf of a holder of Common Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the applicable Consideration for each Common Share held, and:

(i)	the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to be paid the Consideration per Common Share in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Common Shares maintained by or on behalf of the Company; and

(iii)
the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall be entered in the register of the Common Shares maintained by or on behalf of the Company; and

(h)
simultaneously with Section 2.3(g), each Preferred Share outstanding immediately prior to the Effective Time, other than Preferred Shares held by a Dissenting Holder who has validly exercised such holder’s Dissent Right, shall, without any further action by or on behalf of a holder of Preferred Shares, be deemed to be assigned and transferred by the holder thereof to the Purchaser (free and clear of all Liens) in exchange for the applicable Consideration for each Preferred Share held, and:

(i)
the holders of such Preferred Shares shall cease to be the holders thereof and to have any rights as holders of such Preferred Shares other than the right to be paid the Consideration per Preferred Share in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the Preferred Shares maintained by or on behalf of the Company; and

(iii)
the Purchaser shall be deemed to be the transferee of such Preferred Shares (free and clear or all Liens) and shall be entered in the register of the Preferred Shares maintained by or on behalf of the Company.

2.4	Adjustment to Consideration

If, on or after the date of the Arrangement Agreement, the Company sets a record date for any dividend or other distribution on the Common Shares or the Preferred Shares (other than Permitted Dividends) that is prior to the Effective Time or the Company pays any dividend or other distribution on the Common Shares or Preferred Shares (other than Permitted Dividends) prior to the Effective Time: (i) to the extent that the amount of such dividends or distributions per Common Share or Preferred Share, as applicable, does not exceed the Consideration per Common Share or Preferred Share, as applicable, the Consideration .per Common Share or Preferred Share, as applicable, shall be reduced by the amount of such dividends or distributions, as applicable; and (ii) to the extent that the amount of such dividends or distributions per Common Share or Preferred Share, as applicable, exceeds the Consideration per Common Share or Preferred Share, as applicable, such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Common Shareholders and registered Preferred Shareholders, respectively, may exercise dissent rights with respect to the Common Shares and Preferred Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order and this Section 3.1; provided, that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution or the Preferred Shareholder Resolution, as applicable, referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m.  (Calgary time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time).  Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares and Preferred Shares, as applicable, held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, as provided in Section 2.3(f) and if they:

(a)
ultimately are entitled to be paid fair value for such Common Shares or Preferred Shares, as applicable: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(f)); (ii) will be entitled to be paid the fair value of such Common Shares and Preferred Shares, as applicable, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business, in respect of the Common Shares, on the day before the Arrangement Resolution was adopted and, in respect of the Preferred Shares, on the day before the Preferred Shareholder Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Right’s in respect of such Common Shares or Preferred Shares; or

(b)
ultimately are not entitled, for any reason, to be paid fair value for such Common Shares or Preferred Shares, as applicable, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares or Preferred Shares, as applicable.

3.2	Recognition of Dissenting Holders

(a)
In no circumstances shall the Parent, the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares or Preferred Shares, as applicable, in respect of which such rights are sought to be exercised.

(b)
For greater certainty, in no case shall the Parent, the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Common Shares or Preferred Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(f), and the names of such Dissenting Holders shall be removed from the registers of holders of the Common Shares and Preferred Shares, as applicable, in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.3(f) occurs.  In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Company Options, holders of DSUs, holders of RSUs or holders of STARs; (ii) Common Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares); and (iii) Preferred Shareholders who vote or have instructed a proxyholder to vote such Preferred Shares in favour of the Preferred Shareholder Resolution (but only in respect of such Preferred Shares).

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)
Prior to the filing of the Articles of Arrangement the Purchaser shall deposit, or arrange to be deposited, for the benefit of holders of Common Shares and for the benefit of holders of Preferred Shares, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement, with the amount per Common Share and Preferred Share, as applicable, in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Common Share or Preferred Share, as applicable, for this purpose, net of applicable withholdings for the benefit of the holders of Common Shares and Preferred Shares, as applicable.  The cash deposited with the Depositary by or on behalf of the Purchaser shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(b)
Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares and Preferred Shares that were transferred pursuant to Section 2.3(g) and Section 2.3(h), respectively, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholders and Preferred Shareholders, as the case may be, represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash which such holder has the right to receive under the Arrangement for such Common Shares and Preferred Shares, as applicable, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)
As soon as practicable after the Effective Date, the Company shall pay the amounts, net of applicable withholdings, to be paid to holders of Company Options, DSUs, RSUs and STARs, either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company is not practicable for any such holder, by cheque (delivered to such holder of Company Options, DSUs, RSUs or STARs, as applicable, as reflected on the register maintained by or on behalf of the Company in respect of the Company Options, DSUs, RSUs and STARs); provided that, notwithstanding .anything to the contrary contained herein, in respect of Company Options or RSUs issued pursuant to the Company’s Key Skills Retention Program or the Executive Officer Retention Program, the cash payments shall only be made to the holders of such securities or rights in accordance with the original vesting provisions of such securities or rights.

(d)
Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares or Preferred Shares, as applicable, shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3.  Any such certificate formerly representing Common Shares or Preferred Shares, as applicable, not duly surrendered on or before the second anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares or Preferred Shares, as applicable, of any kind or nature against or in the Company, the Parent or the Purchaser.  On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser or the Company, as applicable, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)
Any payment made by way of cheque by the Depositary (or the Company, if applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the second anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the second anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Common Shares, the Preferred Shares, the Company Options, the DSUs, the RSUs and the STARs pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(f)
No holder of Common Shares, Preferred Shares, Company Options, DSUs, RSUs or STARs shall be entitled to receive any consideration with respect to such Common Shares, Preferred Shares, Company Options, DSUs, RSUs or STARs other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Preferred Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal.  When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1), such amounts as the Purchaser, the Company or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

4.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Preferred Shares, Company Options, DSUs, RSUs and STARs issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Parent, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Preferred Shares, Company Options, DSUs, RSUs or STARs shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)
The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Securityholders if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Common Shareholders and/or Preferred Shareholders voting in the manner directed by.  the Court.

(d)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

ARTICLE 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Clerk’s stamp:

COURT FILE NUMBER	1201-09802
COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL CENTRE OF	CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING NEXEN INC., CNOO LIMITED, CNOOC CANADA HOLDING LTD. AND THE COMMON SHAREHOLDERS AND PREFERRED SHAREHOLDERS OF NEXEN INC.

DOCUMENT	FINAL ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT
BLAKE, CASSELS & GRAYDON LLP
3500, 855 – 2nd Street S.W.
Calgary, AB T2P 4J8

Attn:   David Tupper/Melanie R.  Gaston

Telephone: 403-260-9732
Facsimile: 403-260-9700
Email:  melanie.gaston@blakes.com

File Ref.:  80545/291

DATE ON WHICH ORDER WAS PRONOUNCED:	SEPTEMBER 20, 2012
NAME OF JUDGE WHO MADE THIS ORDER:	JUSTICE K.D. YAMAUCHI

FINAL ORDER

UPON the Originating Application (the “Application”) of Nexen Inc.  (“Nexen”) pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (“CBCA”);

AND UPON reading the Application and the Affidavits of Una M. Power, sworn August 15, 2012 and September 20, 2012;

AND UPON hearing counsel for Nexen;

AND UPON noting the consent of CNOOC Limited (“CNOOC”) and CNOOC Canada Holding Ltd.  (“AcquisitionCo”);

AND UPON noting that the Director (the “Director”) appointed under the CBCA has been served with notice of this application as required by subsection 192(5) of the CBCA and that the Director indicated that she does not intend to appear or make submissions with respect to this application;

AND UPON being advised that Nexen is not insolvent;

AND UPON it appearing that a special meeting (the “Meeting”) of the holders (the “Nexen Common Shareholders”) of the common shares of Nexen (the “Nexen Common Shares”) and the holders (the “Nexen Preferred Shareholders”) of the cumulative redeemable Class A rate reset preferred shares, series 2 (the “Nexen Preferred Shares” and, together with the Nexen Common Shares, the “Nexen Shares”) was called and conducted on September 20, 2012, in accordance with the Interim Order of this Honourable Court, dated August 16, 2012 (the “Interim Order”);

AND UPON it appearing that the required quorums were present at the Meeting and that the Nexen Common Shareholders and the Nexen Preferred Shareholders approved the plan of arrangement (the “Arrangement”) in a manner and by the requisite majorities provided for in the Interim Order;

AND UPON it appearing that it is not practicable to effect the transactions contemplated by the Arrangement under any provision of the CBCA other than Section 192;

AND UPON being satisfied, based on the evidence presented, that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable to the Nexen Common Shareholders and the Nexen Preferred Shareholders and that the Arrangement ought to be approved;

IT IS HEREBY ORDERED, DECLARED AND DIRECTED THAT:

1.
The Arrangement proposed by Nexen is hereby approved by this Court under Section 192 of the CBCA and will, upon the sending of the Articles of Arrangement to the Director and issuance of a Certificate of Arrangement under the CBCA, become effective and binding in accordance with its terms;

2.	The applicable statutory procedures, as set out in the CBCA, have been met;

3.	Nexen has satisfied this Court that the Application has been put forward in good faith;

4.	The Arrangement is fair and reasonable, as it has a valid business purpose and adequately balances the rights of those parties affected by the Arrangement;

5.
The Articles of Arrangement with respect to the Arrangement may be sent to the Director pursuant to Section 192 of the CBCA on such date as contemplated by the arrangement agreement dated July 23, 2012, between Nexen, CNOOC and AcquisitionCo, or as Nexen, CNOOC and AcquisitionCo may otherwise determine;

6.
Service of notice of this application, the notice in respect of the Meeting and of the Interim Order is hereby deemed good and sufficient service.  Service of this Order shall be made on all persons who appeared on this application, either by counsel or in person, and upon the Director; and

7.
Nexen, CNOOC, AcquisitionCo, or any of them, shall be entitled at any time to seek leave to vary this Order or to seek the advice and direction of this Court as to the implementation of this Order, and on notice to the other parties and the Director.

/s/ Justice K.D. Yamauchi
Justice of the Court of Queen’s Bench of Alberta